SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    786444109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                            RONALD I. BRENDZEL, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       SAFEGUARD HEALTH ENTERPRISES, INC.
                            95 ENTERPRISE, SUITE 100
                           ALISO VIEJO, CA 92656-2605
                              TEL:  (949) 425-4300
                              FAX:  (949) 425-4586

 (Name, address and telephone number of person authorized to receive notices for SafeGuard Health Enterprises, Inc. and on behalf of persons filing statement)

     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

          a.   [X]   The filing of solicitation materials or an information
                     statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of
                     1934.

          b.   [ ]   The filing of a registration statement under the
                     Securities Act of 1933.

          c.   [ ]   A tender offer.

          d.   [ ]   None of the above.

 CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION REFERRED TO
                IN CHECKING BOX (a) ARE PRELIMINARY COPIES: [X]

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS
                            OF THE TRANSACTION: [ ]

                            CALCULATION OF FILING FEE

                                                   AMOUNT OF
             TRANSACTION VALUATION (1)           FILING FEE (2)

             $860,000                                $69.58

(1) For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $2.25 per share or pro rata portion thereof, before giving effect to a 1-for-1,500 reverse stock split as described herein, for all issued and outstanding shares of the Company's common stock acquired pursuant to this transaction.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the aggregate value of cash to be paid by SafeGuard Health Enterprises, Inc. for the common stock.

    [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $_________________
     Form or Registration No.: ________________
     Filing Party: ____________________________
     Date Filed: ______________________________

INTRODUCTION

This Schedule 13E-3 Transaction Statement is being filed by SafeGuard Health Enterprises, Inc., a Delaware corporation, ("SafeGuard" or the "Company") and relates to a 1-for-1,500 reverse stock split of SafeGuard's outstanding common stock.

The purpose of the reverse stock split is to decrease the total number of SafeGuard's Common Stockholders from approximately 750 to approximately 250. By reducing the number of stockholders below 300, SafeGuard will be eligible to file a Form 15 with the Securities and Exchange Commission ("SEC") and terminate its registration and reporting obligations under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). The going private transaction as described herein, will enable SafeGuard to save money being spent because of its status as a reporting company, which SafeGuard believes provides a limited benefit to a small company like SafeGuard, and to eliminate an unwieldy ownership structure.

The  reverse  stock  split  will be effected on or about _____________ __, 2004.
The reverse stock split was unanimously approved by SafeGuard's Board of Directors at a meeting held on November 24, 2003, and is being submitted to the Stockholders of SafeGuard for approval at a Special Meeting of stockholders to be held on ___________ __, 2004 (the "Special Meeting"). Stockholders of SafeGuard having the right to cast a sufficient number of votes at the Special Meeting to approve the matter to be voted on have advised SafeGuard that they intend to vote for the proposal. Accordingly, approval of the matter is assured without the affirmative vote of any other holders of shares of stock. The reverse stock split is being effected with the specific intent to reduce the number of stockholders of SafeGuard's common stock to a level where SafeGuard is no longer obligated to file reports under the Exchange Act.

ITEM  1.    SUMMARY  TERM  SHEET

The information set forth under the caption "Summary of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM  2.    SUBJECT  COMPANY  INFORMATION

          (a) SafeGuard's full name and the address and telephone number for its principal executive offices are:

          SafeGuard Health Enterprises, Inc.
          95 Enterprise, Suite 100
          Aliso Viejo, California 92656-2605
          (949) 425-4300

          (b) The exact title of SafeGuard's class of security that is the subject of this filing is the common stock, $.01 par value. As of December 31, 2003, the most recent practicable date before the date of this filing, SafeGuard had 5,752,882 shares of common stock outstanding.

          (c) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" in the Information Statement is incorporated herein by reference.

          (d) SafeGuard has not declared or paid cash dividends on its common stock during the past two (2) years with respect to its common stock. The Certificate of Designation for SafeGuard's 2002 Series A, 2002 Series B, 2002 Series C and 2002 Series D preferred stock, as filed with the Delaware Secretary of State on June 17, 2002, provides that the holders of the preferred stock are entitled to participate on an as converted basis in any dividends declared or paid on the common stock.

          (e)  Not  applicable.

          (f) During the last two (2) years, SafeGuard has purchased 10,000 shares of its common stock at a purchase price of $0.97 per share.

ITEM  3.    IDENTITY  AND  BACKGROUND  OF  FILING  PERSONS

          (a) SafeGuard is the subject company. Its full name and the address and telephone number of its principal executive offices are:

          SafeGuard Health Enterprises, Inc.
          95 Enterprise, Suite 100
          Aliso Viejo, California 92656-2605
          (949) 425-4300

          (b)  Not  applicable.

          (c) Information concerning SafeGuard's directors and executive officers as set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is as follows:

               (i)  James E. Buncher
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, California 92656-2605
                    (949) 425-4300

Mr. Buncher has been President and Chief Executive Officer, and a director of the Company, since March 2000. From July 1998 to February 2000, he was a private investor. Mr. Buncher was President and Chief Executive Officer of Community Dental Services, Inc., a corporation operating dental practices in California, from October 1997 until July 1998. Mr. Buncher was President of the Health Plans Group of Value Health, Inc., a national specialty managed care company, from September 1995 to September 1997. He served as Chairman, President and Chief Executive Officer of Community Care Network, Inc., a Value Health subsidiary, from August 1992 to September 1997, when Value Health was acquired by a third party and Mr. Buncher resigned his positions with that company. Mr. Buncher currently serves on the board of directors of Horizon Health Corporation and one other non-public health care company.

               (ii) Stephen J. Baker
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr. Baker has been Executive Vice President and Chief Operating Officer since April 2001, when he joined the Company. Prior to joining the Company, he was a consultant to the senior management of the Company from September 2000 to March 2001. Mr. Baker was Vice President, Chief Operating Officer and Chief Information Officer for Novaeon, Inc., a national health and disability management company, from September 1999 to August 2000. He was an independent management consultant from September 1997 to August 1999. Mr. Baker was Vice
President, Developing Businesses for Community Care Network, Inc., a group health and workers' compensation managed care company from January 1997 to August 1997.

               (iii) Ronald I. Brendzel
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr. Brendzel has been Senior Vice President, General Counsel, Secretary and a director of the Company since 1989. He joined the Company in 1978 and was Chief Financial Officer from April 1988 to May 1996. Mr. Brendzel is licensed to practice law in the state of California. Mr. Brendzel is the brother-in-law of Dr. Baileys.

               (iv) Dennis L. Gates
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr.  Gates  has  been  Senior  Vice  President and Chief Financial Officer since
November 1999, when he joined the Company, and has been a director of the Company since March 2000. From June 1995 to February 1999, he was Chief Financial Officer, then Treasurer, of Sheridan Healthcare, Inc., a physician practice management company.

               (v)  Kenneth E. Keating
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr. Keating has been Vice President, Marketing and Chief Marketing Officer since May 2001, and was Vice President, Sales and Marketing from February 2000 to May 2001. He was Western Regional Vice President of the Company from October 1997 to February 2000. He joined the Company in 1995 and was Vice President-Imprimis Practice Management Company and Director of Dental Office Operations, Guards Dental, Inc., subsidiaries of the Company from October 1995 until October 1997.

               (vi) Steven J. Baileys
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Dr. Baileys has been Chairman of the Board of Directors since September 1995. He joined the Company in 1975 and served as President of the Company from 1981 to March 1997, and Chief Executive Officer from May 1995 to February 2000. Dr. Baileys is licensed to and practices dentistry full time in the state of California. Dr. Baileys is currently a director of SunLink Health Systems, Inc.

               (vii) Neil R. Anderson
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr. Anderson has been President of Calver Fund, a healthcare investment and consulting firm, since 1988. He currently serves on the board of directors of three non-public health care companies, and has been a director of several other private health care companies.

               (viii) Stephen J. Blewitt
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr. Blewitt is a Senior Managing Director in the Bond & Corporate Finance Group of John Hancock Life Insurance Company and has been employed by John Hancock since 1982. Mr. Blewitt is also President of Hancock Mezzanine Advisors LLC, a subsidiary of John Hancock, and the managing member of Hancock Mezzanine
Partners, L.P. and Hancock Mezzanine Partners II, L.P., funds that invest primarily in mezzanine debt securities. Mr. Blewitt is currently a director of several private companies.

               (ix) Leslie B. Daniels
                    c/o SafeGuard Health Enterprises, Inc.
                    95 Enterprise, Suite 100
                    Aliso Viejo, CA 92656-2605
                    (949) 425-4300

Mr. Daniels was a founder of CAI Advisors & Co., an investment management firm, in 1989 and since that time has been a principal of that entity and its related investment fund vehicles. Mr. Daniels is currently a director of Bioanalytical Systems, Inc. He was a past Chairman of Zenith Laboratories, Inc. and has been a director of several other public and private companies.

During the past five (5) years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five (5) years, none of the foregoing individuals was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding any violation of federal or state securities laws. All of the persons named herein are citizens of the United States with the exception of Mr. Baker who is a permanent resident alien.

ITEM  4.    TERMS  OF  THE  TRANSACTION

          (a) The information set forth under the caption "Terms of the Reverse Stock Split" and "Effects of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

          (c) The information set forth under the caption "Terms of the Reverse Stock Split" and "Effects of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d) Stockholders have no appraisal rights under Delaware law or under SafeGuard's Certificate of Incorporation or Bylaws in connection with the reverse stock split.

          (e) SafeGuard has not made any provision to grant unaffiliated security holders access to SafeGuard's corporate files and, other than the fairness opinion described in Item 9 below, has not engaged, or made provision to obtain, counsel or appraisal services for unaffiliated stockholders at its expense in connection with the transaction described herein.

          (f)  Not  applicable.

ITEM  5.    PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS

          (a) The information set forth under the captions "Special Factors-Background of the Reverse Stock Split" and "Significant Corporate Events-Contracts with Officers, Directors and Affiliates" in the Information Statement is incorporated herein by reference.

          (b) The information set forth under the caption "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (c) The information set forth under the caption "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d)  Not  applicable.

          (e) The information set forth under the captions "Special Factors-Background of the Reverse Stock Split" and "Significant Corporate Events-Contracts with Officers, Directors and Affiliates" in the Information Statement is incorporated herein by reference.

ITEM  6.    PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS

          (a)  Not  applicable.

          (b) The fractional shares of new common stock acquired by SafeGuard in the reverse stock split will be considered a purchase and retirement of its own stock. The purchase will be treated as a reduction of stockholders' equity. SafeGuard has no plans to re-sell or dispose of the fractional shares acquired in this transaction.

          (c)  (1)  Not  applicable.

               (2)  Not  applicable.

               (3)  Not  applicable.

               (4) Not applicable. There are no current plans or proposals to change the present Board of Directors or management of SafeGuard or change any material term of any Severance Agreement or Retention Bonus Plan Agreement with any executive officer. The information under the caption "Significant Corporate Events-Contracts with Officers, Directors and Affiliates" in the Information Statement is incorporated by reference.

               (5)  Not  applicable.

               (6) Market makers are not permitted to quote SafeGuard's common stock on the Over The Counter Bulletin Board ("OTCBB") if SafeGuard is not current in its filings with the SEC. Upon consummation of the reverse stock split, SafeGuard plans to file a Form 15 with the SEC to terminate its reporting obligations under Section 15(d) of the Exchange Act. As a result, SafeGuard's common stock will be removed from quotation from the OTCBB.

               (7) Upon consummation of the reverse stock split, SafeGuard plans to certify to the SEC that it has reduced its number of stockholders of common stock to less than 300, and thereby terminate its registration under the Exchange Act.

               (8) Upon consummation of the reverse stock split, SafeGuard plans to file a Form 15 with the SEC to terminate its reporting obligations under Section 15(d) of the Exchange Act.

ITEM  7.    PURPOSES,  ALTERNATIVES,  REASONS  AND  EFFECTS

          (a) The information under the caption "Special Factors-Purposes of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b) The information under the captions "Reasons for the Reverse Stock Split-Alternatives Considered" and "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (c) The information under the captions "Special Factors-Background of the Reverse Stock Split" and "Reasons for the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d) The information under the caption "Effects of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM  8.    FAIRNESS  OF  THE  TRANSACTION

          (a) The information under the caption "Fairness of the Reverse Stock Split-Recommendation of the Company's Board" in the Information Statement is incorporated herein by reference.

          (b) The information under the caption "Fairness of the Reverse Stock Split-Factors Considered" in the Information Statement is incorporated herein by reference.

          (c) The transaction described herein is not structured to require approval of at least of majority of unaffiliated stockholders. The information under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to All Stockholders" in the Information Statement is incorporated herein by reference.

          (d) SafeGuard has not and does not intend to have a majority of its non-employee directors retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiation of the terms of the transaction described herein or preparing a report concerning the fairness of the reverse stock split. The information under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to All Stockholders" in the Information Statement is incorporated herein by reference.

          (e) The reverse stock split was unanimously approved by all the directors of SafeGuard who are not employees of SafeGuard.

          (f) There have been no other offers solicited or received by SafeGuard to purchase all of the Company's securities or to purchase securities to attempt to exercise control of the Company.

ITEM  9.    REPORTS,  OPINIONS,  APPRAISALS  AND  NEGOTIATIONS

          (a) The Board of Directors has received a fairness opinion from Shattuck Hammond Partners LLC, ("Shattuck Hammond") an investment banking firm, with respect to the fairness of the consideration offered in the transaction described herein to security holders who will hold fractional shares of the Company's common stock after the reverse stock split. The information under the caption "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

          (b)  (1)  The  fairness opinion is being rendered by Shattuck Hammond.

               (2) Shattuck Hammond is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes.

               (3) Shattuck Hammond was selected by SafeGuard's Board of Directors. The Board of Directors selected Shattuck Hammond on the basis of (i) its experience in valuing businesses and their securities, (ii) its experience in rendering fairness opinions,
               (iii) its experience in the dental HMO and insurance health care industry, and (iv) familiarity with SafeGuard in that Shattuck Hammond represented Health Net, Inc. in several transactions involving SafeGuard in which SafeGuard purchased Health Net, Inc.'s dental and vision benefits subsidiaries. The information under the caption "Significant Corporate Events-Acquisition of Health Net Dental, Inc. and Health Net Vision, Inc." in the
               Information  Statement  is  incorporated  herein  by  reference.

               (4)  There  has been no material relationship during the past two
               (2) years between SafeGuard, its affiliates, directors or executive officers and Shattuck Hammond, its affiliates or unaffiliated representatives. Shattuck Hammond received a fee in the amount of $100,000 plus reimbursement of expenses in connection with the issuance of its fairness opinion. There are no other current arrangements to compensate Shattuck Hammond, its affiliates or unaffiliated representatives for any services rendered to SafeGuard, its affiliates, directors or executive officers.

               (5) The Board of Directors of SafeGuard determined the amount of consideration to be paid to fractional common stockholders in the reverse stock split. Shattuck Hammond was engaged to render an opinion as to whether the per share price on which such consideration will be based was fair to the stockholders who received fractional shares of the Company's common stock in the reverse stock split from a financial viewpoint.

               (6) The information set forth under the caption "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

          (c) The fairness opinion report rendered by Shattuck Hammond is attached as Exhibit B to the Information Statement. The report is available for inspection and copying by SafeGuard stockholders (or a representative designated in writing) during SafeGuard's regular business hours at SafeGuard's principal executive offices by contacting the Company's Secretary.

ITEM  10.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          (a) The information under the caption "Financing of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

          (c) The information under the caption "Costs of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d)  Not  applicable.

ITEM  11.    INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY

          (a) The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

ITEM  12.    THE  SOLICITATION  OR  RECOMMENDATION

          (a)  Not  applicable.

          (b)  Not  applicable.

          (c)  Not  applicable.

          (d) Since each person or entity holds in excess of 1,500 shares of Common Stock, the affiliates of SafeGuard and its directors and executive officers will remain shareholders of SafeGuard after the reverse stock split, except for fractional shares of common stock resulting from the reverse stock split. The Directors of SafeGuard unanimously voted to approve the transaction described herein, including the reverse stock split. It is anticipated that each affiliate of SafeGuard and each SafeGuard director and officer will vote in favor of the reverse stock split at the Special Meeting.

          (e) Except for the vote to approve the reverse stock split by its affiliates, directors and executive officers, SafeGuard is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support or opposed to the transaction described herein.

ITEM  13.    FINANCIAL  STATEMENTS

          (a) SafeGuard's financial statement information, included in its Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003, is incorporated herein by reference. SafeGuard's financial statement information, attached to its Quarterly Report on Form 10-Q for the nine month period September 30, 2003, filed with the SEC on November 14, 2003, is incorporated herein by reference. The ratio of earnings to fixed charges (i) for the year ended December 31, 2001, was 1.4, (ii) for the year ended December 31, 2002, was 1.2, (iii) for the nine months ended September 30, 2002, was 1.2, and (iv) for the nine months ended September 30, 2003, was 1.9. The book value per share of SafeGuard's common stock was $0.45 at December 31, 2002, and $0.49 at September 30, 2003.

          (b) The information under the caption "Pro Forma Financial Information" in the Information Statement is incorporated herein by reference.

ITEM  14.    PERSONS/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED

          (a) No persons have been retained to make solicitations or recommendations in connection with the reverse stock split.

          (b) Other than as set forth under Item 9 above, no officer, employee or corporate assets has been or will be employed or used in connection with the reverse stock split.

ITEM  15.    ADDITIONAL  INFORMATION

          None.

ITEM  16.    EXHIBITS

          (a) Information Statement. Incorporated by reference to SafeGuard's Preliminary Schedule 14C Information Statement, filed with the SEC on January 9, 2004.

          (b)  Not  applicable.

          (c) Opinion of Shattuck Hammond Partners LLC. Incorporated by reference to Exhibit B of SafeGuard's Preliminary Schedule 14C Information Statement filed with the SEC on January 9, 2004.

          (d)  Not  applicable.

          (e)  Not  applicable.

          (f)  None.

          (g)  None.

          (h)  Not  Applicable.


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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January  9,  2004

                                   SAFEGUARD HEALTH ENTERPRISES, INC.
                                   By:  /s/ James E. Buncher
                                      ------------------------------------------
                                        JAMES E. BUNCHER
                                        President and Chief Executive Officer

                                   By:  /s/ Dennis L. Gates
                                      ------------------------------------------
                                        DENNIS L. GATES
                                        Senior Vice President and Chief
                                        Financial Officer


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